December 5, 2005

VIA EDGAR – CORRESPONDENCE FILING

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W., Mail Stop 0510
Washington D.C., 20549
Attn: Ms. Pamela A. Long

Re:	Flexible Solutions International, Inc.

Dear Ms. Long:

        On behalf of Flexible Solutions International, Inc. (the “Company”), I am writing to provide personal information relative to the Company’s request for relief from the disclosure requirements of Rule 3-05 of Regulation S-X and Items 310(c) and (d) of Regulation S-B for purposes of the then applicable Item 7 of the Current Report on Form 8-K (“Old Form 8-K”) with respect to certain financial statements and pro forma financial information relating to the Company’s acquisition of the assets of Donlar Corporation out of bankruptcy.

        In September 2005 during the course of an investigation made by me as to the existence of financial records and support materials from the defunct Donlar Corporation, I contacted Tom Poggensee, the former Chief Financial Officer of Donlar Corporation. He assured me that he was unable to find any accounting materials other that an unsupported trial balance that was located on one of the office PCs. He told that when he had tried to find records he had been told they had been shipped to “somewhere in Canada.” Since Mr. Poggensee was not part of the previous management group I had no reason to disbelieve him. None of my other efforts to discover further information bore fruit.

        Everything I, or the Company’s auditors, could discover yielded the same result: There were no records. In this case it would be impossible to create financial reports.

Sincerely, /s/ Fred J. Kupel Fred J. Kupel